EXHIBIT 21.1



                   SUBSIDIARIES OF THE COMPANY







                                               State or
                                           Jurisdiction of
                                          Incorporation or
                                            Organization      % Owned

(1)  JSCE, Inc.                               Delaware          100%
(2)  Jefferson Smurfit Corporatin (U.S.)      Delaware          100%
(3)  Smurfit Newsprint Corporation            Delaware           80%
(4)  Packaging Unlimited, Inc.                Delaware          100%
(5)  JSC International Sales, Inc.            Barbados          100%
(6)  CCA de Baja California, S.A. de C.V.     Mexico D.F.       100%
(7)  Jefferson Smurfit Finance Corporation    Delaware          100%
(8)  Groveton Paper Board, Inc.               New Hampshire   62.94%
(9)  CorFab, Inc.                             California      66.67%